# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: HASHICORP, INC., CIK 0001720671
CUSIP: 418100103
Title of class of securities: Class A Common Stock, par value $0.000015 per share
Address of issuer's principal executive offices: 101 2ND STREET, SUITE 700, SAN FRANCISCO, California (CA), 94105
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-22-022975
Filed by CIK 0001605612

## Reporting persons
- GGV Capital V L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- GGV Capital V Entrepreneurs Fund L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- GGV Capital Select L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- GGV VII Investments, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- GGV VII Plus Investments L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- GGV Capital V L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- GGV Capital Select L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- GGV Capital VII L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- GGV Capital VII Plus L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- GGV Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Jixun Foo: type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Glenn Solomon: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Jenny Hong Wei Lee: type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Jeffrey Gordon Richards: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Hans Tung: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: HASHICORP, INC.
Address of issuer's principal executive offices: 101 2ND STREET, SUITE 700, SAN FRANCISCO, CA, 94105.

## Item 2. Person Filing
Name of person filing:
GGV Capital V L.P.
GGV Capital V Entrepreneurs Fund L.P.
GGV Capital Select L.P.
GGV VII Investments L.L.C.
GGV VII Plus Investments L.L.C.
GGV Capital V L.L.C.
GGV Capital Select L.L.C.
GGV Capital VII L.L.C.
GGV Capital VII Plus L.L.C.
GGV Capital LLC
Jixun Foo
Glenn Solomon
Jenny Hong Wei Lee
Jeffrey Gordon Richards
Hans Tung
Address of principal business office or, if none, residence:
GGV Capital
3000 Sand Hill Road, Suite 4-230
Menlo Park, CA 94025
Citizenship:
GGV Capital V L.P. Delaware
GGV Capital V Entrepreneurs Fund L.P. Delaware
GGV Capital Select L.P. Delaware
GGV VII Investments L.L.C. Cayman Islands
GGV VII Plus Investments L.L.C. Cayman Islands
GGV Capital V L.L.C. Delaware
GGV Capital Select L.L.C. Delaware
GGV Capital VII L.L.C. Cayman Islands
GGV Capital VII Plus L.L.C. Cayman Islands
GGV Capital LLC Cayman Islands
Jixun Foo Singapore
Glenn Solomon United States
Jenny Hong Wei Lee Singapore
Jeffrey Gordon Richards United States
Hans Tung United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Row 9 of each Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of securities of the Issuer beneficially owned by such Reporting Person as of March 31, 2025 and is incorporated by reference.
Percent of class: Row 11 of each Reporting Person's cover page to this Schedule 13G sets forth the percentages of the securities of the Issuer beneficially owned by such Reporting Person as of March 31, 2025 and is incorporated by reference.
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of March 31, 2025 and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of March 31, 2025 and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of March 31, 2025 and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of March 31, 2025 and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement

## Signatures
- GGV Capital V L.P.: /s/ Terence Jen, By GGV Capital V L.L.C., Its General Partner, By Terence Jen, Attorney-in-Fact (05/15/2025)
- GGV Capital V Entrepreneurs Fund L.P.: /s/ Terence Jen, By GGV Capital V L.L.C., Its General Partner, By Terence Jen, Attorney-in-Fact (05/15/2025)
- GGV Capital Select L.P.: /s/ Terence Jen, By GGV Capital Select L.L.C., Its General Partner, By Terence Jen, Attorney-in-Fact (05/15/2025)
- GGV VII Investments, L.L.C.: /s/ Terence Jen, By GGV Capital VII L.L.C., Its Manager, By Terence Jen, Attorney-in-Fact (05/15/2025)
- GGV VII Plus Investments L.L.C.: /s/ Terence Jen, By GGV Capital VII Plus L.L.C., Its Manager, By Terence Jen, Attorney-in-Fact (05/15/2025)
- GGV Capital V L.L.C.: /s/ Terence Jen, By Terence Jen, Attorney-in-Fact (05/15/2025)
- GGV Capital Select L.L.C.: /s/ Terence Jen, By Terence Jen, Attorney-in-fact (05/15/2025)
- GGV Capital VII L.L.C.: /s/ Terence Jen, By Terence Jen, Attorney-in-Fact (05/15/2025)
- GGV Capital VII Plus L.L.C.: /s/ Terence Jen, By Terence Jen, Attorney-in-Fact (05/15/2025)
- GGV Capital LLC: /s/ Terence Jen, By Terence Jen, Attorney-in-fact (05/15/2025)
- Jixun Foo: /s/ Jixun Foo, Jixun Foo (05/15/2025)
- Glenn Solomon: /s/ Glenn Solomon, Glenn Solomon (05/15/2025)
- Jenny Hong Wei Lee: /s/ Jenny Hong Wei Lee, Jenny Hong Wei Lee (05/15/2025)
- Jeffrey Gordon Richards: /s/ Jeffrey Gordon Richards, Jeffrey Gordon Richards (05/15/2025)
- Hans Tung: /s/ Hans Tung, Hans Tung (05/15/2025)